April 29, 2009
VIA FACSIMILE and EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3628

Attention:	Peggy Kim, Special Counsel Office of Mergers & Acquisitions

Re:	Cox Radio, Inc. Amendment No. 4 to Schedule TO-T/13E-3 Filed April 20, 2009 File No. 5-47385
Dear Ms. Kim:
     We have received your comments set forth in a letter dated April 22, 2009, and addressed to Stuart A. Sheldon. The remainder of this letter contains the text of your comments followed, in each case, by a response. The revised disclosure referenced in our responses appears in Amendment No. 5 (the “Amendment”) to Schedule 13E-3 and Schedule TO (collectively, the “Schedule TO”) being filed concurrently with this letter.
Schedule TO/13E-3
1.	Please amend the Offer to Purchase and redisseminate the updated and revised information.

RESPONSE
As discussed, we have prepared an amended and restated Offer to Purchase (the “Restated Offer”). The Restated Offer includes the updates and revisions included in Amendment No. 3 to the Schedule TO, Amendment No. 4 to the Schedule TO and the Amendment, which constitute all of the additional and modified disclosures filed by Cox Enterprises, Inc. (“Enterprises”), and Cox Media Group, Inc. (“Media”), since March 23, 2009, including, without limitation, the increased tender offer price of $4.80 and the new expiration date of May 13, 2009. The Restated Offer is included as an exhibit to the Amendment, and as requested, the Restated Offer is being disseminated to the stockholders of Cox Radio, Inc. (“Radio”).

U.S. Securities and Exchange Commission
April 29, 2009

2.	We note your responses to comments two and three in our letter dated March 30, 2009 and that current officers will continue in their management positions and that three directors of Radio and also directors of Enterprise. With respect to these and any other continuing officers and directors, please address the factors described in Interpretive Response 201.01 of the Division’s Compliance and Disclosure Interpretations. In your analysis, please identify each continuing officer and director, specifically describe how each of the factors apply to each individual, and if applicable, quantify the information for each individual.

RESPONSE
We note your reference to Interpretative Response 201.01 of the Division’s Compliance and Disclosure Interpretations, which suggests certain factors to consider in determining whether the continuity of management is indicative of such management engaging in the going-private transaction. Such factors include:
•	increases in consideration to be received by management;

•	alterations in management’s executive agreements favorable to such management;

•	the equity participation of management in the acquirer; and

•	the representation of management on the board of the acquirer.
With respect to Radio management, we expect that Radio’s executive officers (Robert F. Neil, chief executive officer, Marc W. Morgan, executive vice president and chief operating officer, Richard A. Reis, group vice president, and Charles L. Odom, chief financial officer) will continue in their current positions with Radio. We have been advised that Enterprises and Media do not expect or intend to increase the base salary or other compensation paid to Radio’s executive officers as a result of or in connection with the going-private transaction.
We also have been advised that the salary and other compensation paid to any other management-level employee of Radio will not be changed in any way as a result of or in connection with the going-private transaction, except that, like every Radio employee (including executive officers), restricted stock awards would vest and be cashed-out in connection with a short-form merger, and no further grants will be awarded under the Cox Radio, Inc. Third Amended and Restated Long-Term Incentive Plan, which is Radio’s only equity-based compensation plan. In addition, Radio employees, including executive officers, will not receive equity in either Enterprises or Media as a result of or in connection with the going-private transaction.
In considering the other factors set forth in Interpretive Response 201.01, we respectfully advise that Radio has not and we do not expect to cause Radio to enter into

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any employment or any other similar compensation-related agreement with any executive officer or other management-level employee of Radio. Radio executive officers and other management-level employees will not hold any common stock of Radio in the event of a successful tender offer and follow-on short-form merger. Similar to all other employees of Radio, we expect that any untendered Radio stock and any shares of restricted stock held by executive officers and management-level employees will be exchanged for the same merger consideration that other stockholders receive in connection with a short-form merger. The merger consideration will be equal to the tender offer price. Separately, Radio executive officers and other management-level employees will not receive any equity interest of Enterprises or Media (which is 100% owned by Enterprises) in connection with the going-private transaction.
With respect to the directors of Radio, we expect that, similar to other wholly-owned subsidiaries of Enterprises, Radio’s board of directors will be reduced and reconstituted to include only employees of Enterprises, Media and/or Cox Radio. As a result, we expect that the current non-employee directors of Radio (namely, G. Dennis Berry, Juanita P. Baranco, Nick W. Evans, Jr. and Nicholas D. Trigony) will cease to be directors of Radio shortly after the going-private transaction, and the board of directors of Radio will consist of approximately three employees of Enterprises, Media and/or Cox Radio. Such employees would not receive any compensation for their additional service as directors of Radio. Further, we have been advised that executive officers and other management-level employees of Radio are not expected to be appointed as directors of either Enterprises or Media following the going-private transaction.
3.	We note your response to comment four in our letter dated March 30, 2009. We note that you state that it was never the purpose of the stock repurchase programs to produce the effect in Rule 13e-3(a)(3)(ii)(B). Please revise to address whether the stock repurchases had a reasonably likelihood of producing the effect in Rule 13e-3(a)(3)(ii)(B). Refer to Q&A No. 4 in SEC Release 34-17719 (April 13, 1981).

RESPONSE
Radio authorized three separate repurchase programs in August 2005, May 2007 and March 2008, respectively. We respectfully submit that Radio’s repurchase programs did not have the reasonable likelihood of causing the delisting of Radio’s Class A common stock from the New York Stock Exchange (the “NYSE”), primarily evidenced by the continued listing on the NYSE. Radio originally qualified to list with the NYSE under the earnings test financial criteria. Accordingly, pursuant to Section 802.01 of the NYSE Listed Company Manual, the following are the continued listing criteria for Radio that would give rise to suspension and delisting procedures:
(1)	(i) the total number of stockholders is less than 400, (ii) the total number of stockholders is less than 1,200 and average monthly trading volume is

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less than 100,000 shares for the most recent 12 months, or (iii) the number of publicly held shares is less than 600,000; and

(2)	the average closing price of a security is less than $1 per share over a consecutive 30 trading-day period; and

(3)	the average global market capitalization over a consecutive 30 trading-day period is less than $75 million and, at the same time, total stockholders’ equity is less than $75 million.
With respect to the first criteria identified above, the number of stockholders is determined not merely on the basis of record holders, but includes beneficial owners of stock held in the name of NYSE member organizations. The number of such beneficial owners was approximately 6,850, 4,650, 3,150 and 2,568 in March 2005, 2006, 2007 and 2008, respectively. These beneficial owner numbers were compiled in connection with Radio’s annual meeting for each of the years presented. As disclosed in Radio’s Forms 10-Q filed around the time when each repurchase program was authorized, Radio had 41,467,069, 37,089,957 and 28,766,246 shares of Class A common stock outstanding as of September 30, 2005, March 31, 2007 and March 31, 2008, respectively. In light of the number of beneficial owners and shares outstanding at the time each repurchase program was adopted, there was no reasonable likelihood that the aggregate repurchases under the programs when authorized would have resulted in Radio having less than 400 or even less than 1,200 stockholders.
Based on information available on Google Finance, the daily average trading volume of Radio between August 29, 2005 and April 23, 2009 and for the most recent 12 months ended April 22, 2009 was 264,511 and 272,412 shares, respectively. Further, since Radio suspended its repurchase program in March, daily trading volume has remained above 200,000 shares. Accordingly, there was no reasonable likelihood that the repurchase programs would have resulted in monthly trading volume falling below 100,000. Please note that this trading volume threshold is one of two tests in item (1) above and a listed company must fail both tests before facing potential de-listing; as discussed in the immediately preceding paragraph, there was not a reasonable likelihood of failing the second test of Radio having less than 1,200 stockholders.
At this time, there are approximately 16,840,846 publicly-held shares (i.e., shares not held by Enterprises, Media or their respective affiliates or the directors and executive officers of Enterprises, Media or Radio). Such number of publicly held shares was higher at the commencement of each repurchase program, and given the significant number of publicly held shares that remain outstanding, none of the repurchase programs could be deemed to have been reasonably likely to reduce publicly held shares below 600,000. Accordingly, there was no reasonable likelihood that the thresholds set forth under item (1) above would have been crossed as a result of the repurchase programs.

U.S. Securities and Exchange Commission
April 29, 2009

Regarding item (2) above, the purpose of the repurchase programs was to improve stockholder returns by using Radio’s free cash flow to reduce the number of shares outstanding. Repurchases under the programs would have the effect of increasing equity value and earnings per share for each share that remained outstanding. The repurchase programs were also intended to increase the returns realized by stockholders that chose to sell, particularly in the absence of a dividend program. Generally, repurchase programs are viewed favorably by the market as a means to increase stockholder value and stockholder returns. Accordingly, there was no reasonable likelihood that implementing the repurchase programs would have caused Radio’s Class A common stock to trade below $1 per share.
Lastly, with respect to item (3) above, there was no reasonable likelihood that when such programs were adopted the repurchase programs would have reduced the global market capitalization of Radio below $75 million or reduce stockholders’ equity to below $75 million when such programs were adopted. As noted, the purpose of the repurchase programs was to use free cash flow in order to increase value for remaining stockholders. Notwithstanding the reduced number of shares outstanding, a stock repurchase program would be expected to cause a commensurate increase in the value of the remaining shares. Looking back, using the number of shares outstanding as disclosed from Radio’s Forms 10-Q filed around the same time as the adoption of the repurchase programs, the global market capitalization of Radio was approximately $1.52 billion, $1.31 billion and $1.04 billion as of September 30, 2005, March 31, 2007 and March 31, 2008, respectively. Radio’s global market capitalization as of April 22, 2009 was approximately $347 million. Further, with stockholders’ equity of $1.28 billion, $1.22 billion, $1.15 billion and $646.7 million as of December 31, 2005, 2006, 2007 and 2008, respectively, it was not reasonably likely that the repurchase programs when adopted would result in Radio’s stockholders’ equity falling below $75 million.
In conclusion, each repurchase program when adopted did not have the reasonable likelihood of causing Radio to cross the applicable NYSE continued listing thresholds, which would have resulted in suspension and delisting procedures. This result is evidenced by the fact that Radio continues to be listed on the NYSE in good standing, notwithstanding the completion of two $100 million repurchase programs with the third $100 million repurchase program suspended but nearly halfway completed.
4.	Please advise us as to whether the stock repurchase program is an issuer tender offer and advise us as to whether Cox Radio is continuing to make repurchases under the program. Refer to Rule 13e-4.

RESPONSE
Radio has authorized three separate repurchase programs in August 2005, May 2007 and March 2008, each for the purchase of up to $100 million of Radio’s Class A common stock. The second and

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third repurchase programs were authorized in May 2007 and March 2008, respectively. As noted in our response to prior comment 4, Radio had annual free cash flow of approximately $100 million in 2007 and in 2008. With manageable debt levels and few strategic or otherwise attractive acquisition opportunities, Radio’s management and its board of directors felt the best use for excess free cash flow was to repurchase stock to improve returns for stockholders.
Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), governs “issuer tender offers,” which are defined in paragraph (a)(2) thereof to refer to “a tender offer for, or a request or invitation for tenders of, any class of equity security, made by the issuer of such class of equity security or by an affiliate of such issuer.”
In Wellman v. Dickinson, 475 F. Supp. 783, 823-84 (S.D.N.Y. 1979), the court identified eight factors, the presence of which would influence the court in determining whether or not there is a tender offer:
(1)	active and widespread solicitation of public stockholders;

(2)	solicitation of a substantial percentage of an issuer’s stock;

(3)	offer made at a premium over the prevailing market price;

(4)	terms of the offer are firm rather than negotiable;

(5)	offer is contingent on tender of a fixed number of shares;

(6)	offer open only for a limited period of time;

(7)	the offeree is subjected to pressure to sell his stock; and

(8)	public announcement of the purchasing program prior to a rapid accumulation of shares.
When applied to Radio’s repurchase programs, none of the Wellman factors are present. Accordingly, we respectfully submit that Radio’s repurchase programs did not contain any indicia of a tender offer and, consequently, that the repurchase programs should not be deemed to have constituted a tender offer or an “issuer tender offer” within the meaning of Rule 13e-4 under the Exchange Act.
With respect to the first and second Wellman factors, Radio did not engage in any solicitation of shares in connection with the repurchase programs. Rather, the only public announcement of the initial repurchase program by Radio was by way of a press release and a related Form 8-K in accordance with U.S. Securities and Exchange

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April 29, 2009

Commission (“Commission”) and NYSE rules. Radio issued a press release and filed a Form 8-K on August 29, 2005 to announce its first repurchase program. The subsequent repurchase programs were similarly announced with a brief press release and a related Form 8-K filing. To implement the repurchase programs, Radio entered into trading plans designed to comply with Rules 10b5-1 and 10b-18 under the Exchange Act. Each trading plan had a limited duration of between three to four months. The trading limitations under Rule 10b-18 when combined with the price formulas and other terms of each trading plan worked to limit the amount of shares of Class A common stock purchased each day and over the duration of each plan. In addition, we do not believe that repurchases on behalf of issuers by a broker-dealer and in compliance with the restrictions of Rule 10b-18 should be deemed to be active or widespread solicitation within the context of tender offers and the Wellman factors. Each trading plan also provided that Radio had no influence over how, when or whether the broker would effect purchases under the applicable trading plan and, therefore, Radio clearly did not engage in solicitation of any kind. The absence of solicitation means the first and second factors did not exist.
The third Wellman factor also was not present with respect to the repurchase programs. Rather, as indicated above, the repurchase programs were undertaken pursuant to Rule 10b-18 under the Exchange Act and the manner, timing, price and volume conditions set forth therein. Rule 10b-18 provides an issuer with a “safe harbor” from liability for manipulation under Section 9(a)(2) of the Exchange Act and Rule 10b-5 under the Exchange Act. To this end, Rule 10b-18(b)(3)(i) sets forth the pricing condition for the safe harbor applicable to Radio. To avail itself of the safe harbor, shares repurchased under the repurchase programs may only be purchased at a price that does not exceed the highest independent bid or the last independent transaction price, whichever is higher, quoted or reported at the time the Rule 10b-18 purchase is made. As a result, all purchases made under the repurchase programs were made at market prices and not at a premium to the market price.
With respect to the fourth and fifth Wellman factors, the purchases made under the repurchase programs were undertaken by way of numerous transactions always at market prices over the last three and a half years. We respectfully refer you to Schedule B of the Restated Offer for information regarding the range of prices per share paid by Radio per quarter in its repurchase programs. As a result, Radio’s repurchase programs to repurchase shares from time-to-time, which have all been on the open market, were not offers on fixed terms as contemplated by the fourth Wellman factor. In addition, the repurchase programs were each authorized for repurchases of up to $100 million and, accordingly, were not contingent or in any way based on any specific or fixed number of shares. Accordingly, the fourth and fifth factors did not exist with respect to Radio’s repurchase programs.
As disclosed in the press release and as recently as in Radio’s annual report on Form 10-K for the year ended December 31, 2008, the repurchase programs did not have expiration dates and Radio may have suspended each repurchase program at any time,

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without prior notice, depending upon market conditions and various other factors. The second repurchase program, which had the shortest duration, lasted 11 months. Such long and indefinite durations for the repurchase programs preclude the existence of the sixth factor, which contemplates that the offer be open for only a limited period of time.
With respect to the seventh Wellman factor, the repurchase programs did not create any pressure on any stockholders to sell shares. As noted above, each of the repurchase programs were of indefinite duration for so long as there remained authorized availability under each program. The repurchase programs were put in place to repurchase shares over a period of time with a view to increasing stockholder value for Radio’s remaining stockholders as well as to increase the returns realized by stockholders that chose to sell, particularly in the absence of a dividend program. All repurchases under the repurchase programs were made by a broker-dealer on the open market subject to the manner, timing, price and volume conditions set forth in Rule 10b-18. Accordingly, Radio’s stockholders were not under any pressure from the repurchase programs that were operated over a significant duration (with the shortest being 11 months) and were subject to daily volume limits under Rule 10b-18 that were designed to confer a safe harbor against claims of market manipulation.
Similarly, the long duration necessary to complete each of the repurchase programs and the fact that they were conducted by a broker-dealer on the open market subject to the manner, timing, price and volume conditions set forth in Rule 10b-18 means that the last factor did not exist. As noted above, each repurchase program was publicly announced with a brief press release and Form 8-K filing. In accordance with each repurchase program, as discussed above Radio entered into trading plans during open-window periods under Radio’s insider trading policy. Each plan would set a maximum dollar amount (often related to the amount remaining under the program and some with a maximum amount for any 20-day time period) and other trading thresholds and would typically be for three- or four-month durations. The second repurchase program, which had the shortest duration for completion, lasted 11 months. The aggregate number of shares repurchased under the programs has been disclosed in Radio’s Forms 10-K and 10-Q pursuant to Commission rules. Under each repurchase program, the broker-dealer complied with the volume conditions set forth in Rule 10b-18. Accordingly, we submit that the foregoing means that the repurchase programs did not result in the rapid accumulation of shares.
In conclusion, Radio’s repurchases under the repurchase programs were made in the open market, at market and not premium prices, without fixed terms or limited duration, and were not contingent upon the tender of a fixed number of shares. There was no solicitation of stockholders in connection with the repurchase programs other than the necessary disclosure that the programs had been adopted and the repurchase programs were undertaken pursuant to the manner, timing, price and volume conditions set forth in Rule 10b-18. Accordingly, we respectfully submit that Radio’s repurchase programs had none of the traditional indicia of a tender offer as expressed by the Wellman factors.

U.S. Securities and Exchange Commission
April 29, 2009

We also respectfully refer you to SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945 (9th Cir. 1985), in which the court held that the issuer’s stock repurchase program during a third-party tender offer did not constitute an issuer tender offer for reasons similar to that expressed here.
As disclosed on paragraph (5) of the Amendment No. 4 to the Schedule TO, Radio suspended its current stock repurchase program once the trading plan then in place was terminated on March 6, 2009 (the second business day following widespread dissemination of results for the quarter and year ended December 31, 2008, which was the first day trading was permitted under Radio’s insider trading policy) with the last repurchase transaction also being made that same day. Further, Radio has not entered into a new trading plan with any broker-dealer with respect to the current repurchase program.
Preliminary 2008 Appraisals, page 9
5.	We note that the preliminary appraisals represented a higher valuation than the tender offer price. In an appropriate location, please address how you determined that the tender offer price was fair given the difference in value. Refer to Q&A No. 21 in SEC Release 34-17719. Please also revise to state when the 2008 appraisals will be completed.

RESPONSE
We respectfully submit that the preliminary 2008 appraisals were not considered by the officers of Enterprises in determining the tender offer price, as disclosed in the third paragraph under “Special Factors — Annual Appraisal for Compensatory Purposes — Preliminary 2008 Analysis.” While officers of Enterprises were generally aware of the preliminary appraisal figures developed by Duff & Phelps and Bond & Pecaro, they did not consider them relevant primarily because they were prepared for a different purpose (namely, determining compensation) and, therefore, they reflect a control basis valuation. That is, the methodologies are not designed to indicate a public market value for Radio shares; rather, the process is to value Enterprises’ interest in Radio which will then be added to appraised values for Enterprises’ other businesses to determine an overall value for Enterprises. We understand that, if the appraisal firms had been asked to value Radio for purposes of a tender offer, the methodologies employed would differ, possibly materially. Since the preliminary appraisals of Radio were each a part of a larger project that is independent and distinct from the tender offer, officers of Enterprises did not review or utilize the preliminary appraisals in any way as part of determining an appropriate tender offer price.
We further respectfully submit that the boards of directors of Enterprises and Media were generally aware of, but were not presented with, the preliminary 2008 appraisals in connection with the boards’ consideration of the fairness of the tender offer price. Enterprises and Media do acknowledge that the higher valuations in such preliminary appraisals does not contribute to their fairness determination, as disclosed in the third bullet under “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer — Factors Not Supportive of Our Fairness Determination.” As

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further noted in such disclosure, however, the appraisals will analyze value as of December 31, 2008. Since that date the economic environment has substantially deteriorated, and advertiser-supported businesses, like Radio, have been particularly adversely affected. As evidence of such deterioration, Radio’s share price has precipitously declined since year end 2008. On December 31, 2008, Radio shares closed at $6.01 per share. Subsequently, on March 20, 2009, the trading day prior to the commencement of the tender offer, Radio shares closed at $3.30 per share and as recently as April 27, 2009, after commencement of the tender offer and disclosure of a possible price increase, closed at $4.36 per share, representing a 45.1% and 27.5%, respectively, decline in the share price since year-end 2008, with the latter price being supported by the pending tender offer. Accordingly, although the boards of directors of Enterprises and Media were generally aware of the preliminary appraisals, the respective boards of directors were not presented with the preliminary appraisal figures in connection with their determination of fairness and, like management, understood that such appraisals were for compensatory purposes only and that events have negatively affected Radio since December 31, 2008—the point in time for which such preliminary appraisals are being prepared.
Finally, as suggested, we have referred to Q&A No. 21 in Commission Release 34-17719. This Q&A, in pertinent part, indicates that “discussion of fairness should normally include the specific factors identified in” what is now Instruction 2 to Item 1014 of Item 1014 of Regulation M-A. One of those factors is “fair value in relation to...[a]ny report opinion or appraisal described in Item 1015 of Regulation M-A.” However, we also note that Instruction 2 to Item 1014 provides that “the weight, if any, that should be given to [the specific factors] in a particular context will vary.” We respectfully submit that the disclosure in the Restated Offer provides appropriate disclosure that no weight was given to the appraisals in the context of this tender offer. That is, members of the Enterprises and Media boards of directors were aware of the preliminary 2008 appraisals, but the boards were not presented with the appraisals in connection with their determination of fairness, and the disclosure clearly acknowledges that the appraisals did not contribute to their fairness determinations. In addition, in contrast to In the Matter of Myers Parking Systems, Inc., Release No. 34-26069 (September 12, 1988), the preliminary appraisal data was not provided to Citi. Further, while we believe the nature and purpose of the appraisals makes a strong case that they are not materially related to the going-private transaction, in the spirit of Charles L. Ephraim (no-action letter dated September 30, 1987), we provided a summary of the preliminary appraisals.
With respect to the last sentence of your comment, we understand that no delivery date for final appraisals has been set. However, Enterprises has typically received final appraisals in the second quarter and, therefore, final appraisals would be expected prior to June 30, 2009. If final appraisals are received before expiration or termination of the tender offer, appropriate disclosure will be filed in a further amendment to the Schedule TO.

U.S. Securities and Exchange Commission
April 29, 2009

Valuation Research Corporation, page 11
6.	Please remove the disclaimer language in the last sentence of page 12.

RESPONSE
We have revised the disclosure as requested. Please see paragraph (28) of the Amendment.
Position of Enterprises and Media Regarding the Fairness of the Offer, page 12
7.	We note your response to comment 10 in our letter dated March 30, 2009; however, we reissue our comment. Please revise to include the affirmative statement by each filing person as to the substantive and procedural fairness of the transaction to the unaffiliated stockholders of Cox Radio.

RESPONSE
As noted in our response to comment 10 in your letter dated March 30, 2009, we respectfully submit that the revised disclosure under “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer” set forth in paragraph (11) of Amendment No. 4 to the Schedule TO clarifies that all references to “we,” “our” and “us” in “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer” refer to both Media and Enterprises. In this respect, all disclosure with respect to the fairness determination expressly incorporates Enterprises and Media. In any event, however, we have further revised the disclosure under “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer” to include the affirmative statement by each of Enterprises and Media as to the substantive and procedural fairness of the transaction to the unaffiliated stockholders of Radio. Please see paragraphs (22) and (25) of the Amendment.
Valuation Research Corporation, page 1
8.	Please remove the disclaimer language in the last sentence of page 12.

RESPONSE
We have revised the disclosure as requested. Please see paragraph (28) of the Amendment.
Discounted Cash Flow, page 17

U.S. Securities and Exchange Commission
April 29, 2009

9.	We note your response to comment 15 in our letter dated March 30, 2009. Please revise to include the underlying data for this analysis.

RESPONSE
We have revised the disclosure to quantify the adjusted projected unlevered free cash flow used by Citi in its analysis. Please see paragraph (30) of the Amendment. As discussed with Citi’s outside counsel, all of the material financial metrics used by Citi in performing its discounted cash flow analysis have been included in the Restated Offer. We also note that Citi’s March 22, 2009 presentation, which includes Citi’s discounted cash flow analysis, was publicly filed as Exhibit (c)(2) to the Schedule TO filed with the Commission by Enterprises and Media on March 23, 2009.
Schedule B
10.	Please continue to update the information in Schedule B. In addition, we note that you have included the average price information for Cox Radio’s stock repurchases. Please revise to disclose the high and low prices at which shares were repurchased under the program for each month.

RESPONSE
We have updated the first table set forth in Schedule B of the Restated Offer with the information set forth under paragraph (41) of Amendment No. 4 to the Schedule TO. In addition, we will provide further updates to the first table set forth in Schedule B as we become aware of any transactions in shares during the past 60 days by (i) Enterprises, its subsidiaries, and their respective directors and executive officers, (ii) Media, its subsidiaries, and their respective directors and executive officers, and, (iii) to the knowledge of Enterprises and Media, Radio, its subsidiaries, their respective directors and executive officers and any Radio pension, profit-sharing or similar plan.
As requested, we have revised the disclosure in the second table in Schedule B to disclose the high and low prices at which shares were repurchased under Radio’s stock repurchase program. Please see paragraph (37) of the Amendment.
* * * * *

U.S. Securities and Exchange Commission
April 29, 2009

     We hope you will find this letter responsive to your comments. If you have questions regarding our responses, please do not hesitate to contact me at 202-776-2941.

Sincerely,
/s/ Thomas D. Twedt
Thomas D. Twedt
Member

cc:	John M. Dyer Neil O. Johnston Andrew A. Merdek Stuart A. Sheldon